Filed Pursuant to Rule 424(b)(2)
File No.:  333-163474
File No.:   333-164878

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 29, 2010)

PUDA COAL, INC.

2,855,652 Shares of Common Stock

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Puda Coal, Inc, is offering 2,855,652 shares of common stock.

Our shares are quoted on the NYSE Amex under the symbol “PUDA”.  On February 11, 2010, the last sale price of our common stock as reported on the NYSE Amex was $5.10 per share.

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Investing in our securities involves a high degree of risk.  See “Risk Factors” beginning on page S-4 of this prospectus supplement and on page 3 of the prospectus dated January 29, 2010 (the “Prospectus”) accompanying this prospectus supplement for a discussion of important risks that you should consider before making an invest decision.

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	Per Share	Total
Public offering price	$4.75	$13,564,347.00
Underwriting discounts and commissions	$0.285	$813,860.82
Proceeds, before expenses, to us	$4.465	$12,750,486.18

The underwriters may also purchase up to an additional 428,348 shares of our common stock at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus supplement to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the accompanying Prospectuses is truthful or complete. Any representation to the contrary is a criminal offense.
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Sole Book-Running Manager

Brean Murray, Carret & Co.	Newbridge Securities Corp.

The date of this prospectus supplement is February 12, 2010

table of contents

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This prospectus supplement is not complete without, and may not be utilized except in connection with, the accompanying Prospectus and any amendments to such Prospectus. This prospectus supplement provides supplemental information regarding the Company, updates and changes information contained in the accompanying Prospectus and describes the specific terms of this offering. The accompanying Prospectus gives more general information, some of which may not apply to this offering.  We incorporate by reference important information into this prospectus supplement and the accompanying Prospectus.  You may obtain the information incorporated by reference into this prospectus supplement and the accompanying Prospectus without charge by following the instructions under “Documents Incorporated by Reference” in the accompanying Prospectus. You should carefully read both this prospectus supplement and the accompanying Prospectus, as well as additional information described under “Documents Incorporated by Reference,” before deciding to invest in shares of our common stock.  If the information in, or incorporated by reference in, this prospectus supplement conflicts with information in the accompanying Prospectus or a document incorporated by reference herein or therein, the information in, or incorporated by reference in, this prospectus supplement shall control. All references in this prospectus supplement to “Puda,” “the Company,” “we,” “us” or “our” mean Puda Coal, Inc., unless we state otherwise or the context otherwise requires.

You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying Prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not reply on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in, or incorporated by reference in, this prospectus supplement and the accompanying Prospectus is accurate only as of the date on the front cover of this prospectus supplement and the accompanying Prospectus or the date of the documents incorporated by reference, as applicable. Our business, financial condition, results of operations, cash flows and prospects may have changed since those dates.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying Prospectus and the documents incorporated herein and therein by reference include or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words “anticipate,” “believe,” “estimate,” “will,” “may,” “intend” and “expect” and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Important factors that could cause actual results differ materially from our forward-looking statements are set forth in the section entitled “Risk  Factors” in this prospectus supplement, in the section entitled “Risk Factors” in the accompanying Prospectus, and in the documents incorporated by reference into this prospectus supplement and the accompanying Prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, now or in the future, and the factors set forth in this prospectus supplement and the accompanying Prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in or incorporated into this prospectus supplement and the accompanying Prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and our consolidated financial statements and notes thereto appearing elsewhere in or incorporated by reference in this prospectus supplement and the accompanying Prospectus. This summary does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus supplement and the accompanying Prospectus, together with the documents incorporated by reference herein and therein carefully.

Our Company

Puda Coal, Inc. (“Puda” or the “Company”) is a supplier of high-grade metallurgical coking coal to the industrial sector of the People’s Republic of China. Its processed coking coal is primarily purchased by coke and steel producers for the purpose of making the coke required for the steel manufacturing process. Its operations are conducted exclusively by an entity in China, Shanxi Puda Coal Group Col., Ltd. (“Shanxi Coal”), which it controls through 90% indirect equity ownership.

Puda cleans raw coking coal sourced from third party coal mines primarily located in Liulin County, Shanxi Province, and markets the cleaned, high quality coking coal to coke and steel makers in its geographic market. Its current primary geographic markets include Shanxi Province, Inner Mongolia Autonomous Region, Hebei Province, Beijing and Tianjin, China.

The Company focuses on value-added coal washing processes and specializes in providing high quality, cleaned coking coal, which is the quality level required to produce steel. The demand for the form of high quality coking coal which the Company produces is primarily driven by China’s industrial expansion and advancement, which depends on the availability of large amounts of steel for building infrastructure. The Company currently purchases raw coal from a diversified pool of local coal mines in Shanxi Province.

To diversify its source of revenue and increase its gross margin, the board of directors of Puda has approved a change in its business strategy to permit Puda to enter into coal mining business, which can be operated separately from, or synergistically with, its coal washing business.  In December 2009, Puda announced that it had entered into agreements with two companies to acquire assets and mining rights with respect to two coal mines.

The Offering

Common stock offered by us	2,855,652 Shares

Common stock to be outstanding after this offering	18,694,515 Shares

NYSE Amex	The net proceeds from the sale of common stock offered by this prospectus supplement will be used to fund the purchase of two coal mines. See “Use of Proceeds.”

Risk Factors
See “Risk Factors” beginning on page S-4 of this prospectus supplement and on page 3 of the accompanying Prospectus for a discussion of the factors you should carefully consider before deciding to invest in our securities.

The number of shares of common stock to be outstanding after this offering is based on 15,838,863 shares of outstanding as of January 25, 2010 and excludes 2,586,557 shares issuable upon exercise of outstanding options and warrants.

Unless otherwise indicated, all information in the prospectus supplement assumes no exercise of the underwriters’ overallotment option to purchase up to 428,348 shares of our common stock.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described in the accompanying Prospectus under “Risk Factors,” and all other information included or incorporated by reference in this prospectus supplement and the accompanying Prospectus, before you decide whether to purchase our common stock. Additional risks and uncertainties not currently know to us or that we currently deem immaterial may also become important factors that may harm our business. The occurrence of any of such risks could harm our business. The trading price of our common stock could decline due to any of these risks and uncertainties, and you may lose part or all of your investment.

USE OF PROCEEDS

We expect the net proceeds from the sale of the shares of common stock being offered by this prospectus supplement will be $12,569,486 (or $14,663,060 if the underwriters exercise their overallotment option in full), after deducting the underwriting fees and our estimated offering expenses. We intend to use the net proceeds from the sale of the shares of common stock, together with our available cash, to fund the purchase price of the previously-announced acquisition of two coal mines.  We may invest the net proceeds temporarily until we use them for their stated purpose.

UNDERWRITING

We have entered into an underwriting agreement with Brean Murray, Carret & Co., LLC and Newbridge Securities Corp. (collectively, the “underwriters”) with respect to the shares subject to this offering. Subject to certain conditions, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the number of shares of our common stock set forth opposite its name in the table below:  Under the terms and subject to the conditions contained in an underwriting agreement dated February 11, 2010, we have agreed to sell to the underwriters named below, for whom Brean Murray, Carret & Co., LLC, is acting as the representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Brean Murray, Carret & Co., LLC	1,998,956
Newbridge Securities Corp.	856,696
Total	2,855,652

The underwriting agreement provides that the obligation of the underwriters to purchase the shares offered hereby is subject to certain conditions and that the underwriters are obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

If the underwriters sell more shares than the above number, the underwriters have an option for 30 days to buy up to an additional 428,348 shares from us at the public offering price less the underwriting commissions and discounts to cover these sales.

The underwriters propose to offer to the public the shares of common stock purchased pursuant to the underwriting agreement at the public offering price on the cover page of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $0.14 per share. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$0.285	$0.285	$813,861	$935,940
Expenses payable by us	$0.063	$0.063	$181,000	$181,000
	$0.348	$0.348	$994,861	$1,116,940

We have agreed to reimburse the underwriters for certain out-of-pocket expenses incurred by it up to an aggregate of $50,000 with respect to this offering, which amount is included in “Expenses Payable by us” above.

We have agreed not to offer, sell, contract to sell or otherwise issue any shares of common stock or securities exchangeable or convertible into common stock, without the prior written consent of Brean Murray, Carret & Co., LLC, for a period of 90 days, subject to an 18 day extension under certain circumstances, following the date of this prospectus, subject to certain exceptions. In addition, Ming Zhao and Yao Zhao, our principal shareholders who collectively own approximately 60.8% of our outstanding shares of common stock, have entered into lock-up agreements with Brean Murray, Carret & Co., LLC. Under those lock-up agreements, subject to exceptions, those holders of such stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce to do any of the foregoing, without the prior written consent of Brean Murray, Carret & Co., LLC, for a period of 90 days, subject to an 18 day extension under certain circumstances, from the date of this prospectus. This consent may be given at any time without public notice.

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters or such other indemnified parties may be required to make in respect of any such liabilities.

The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us for which services they have received, and may receive in the future, customary fees.

Our common stock is traded on the NYSE AMEX under the symbol “PUDA.”  In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•
Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position occurs if the underwriters sell more shares than could be covered by the over-allotment option.  This position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

This prospectus supplement and the accompanying prospectus may be made available in electronic format on the Internet sites or through other online services maintained by the underwriter participating in the offering or by its affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than the prospectus supplement and the accompanying Prospectus in electronic format, the information on the underwriter’s or our website and any information contained in any other website maintained by the underwriter or by us is not part of the prospectus supplement, the accompanying Prospectus or the registration statement of which this prospectus supplement and the accompanying Prospectus form a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon for us by Goodwin Procter LLP, New York, New York. DLA Piper, New York, New York, is acting as counsel for the underwriters in connection with various legal matters relating to the shares of common stock offered hereby.

DOCUMENTS INCORPORATED BY REFERENCE

We file annual, quarterly and special reports, proxy statements and other information with the SEC. These documents are on file with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

This prospectus supplement and the accompanying Prospectus are part of registration statements on Form S-3, including amendments, relating to the common stock offered by this prospectus supplement and the accompanying Prospectus, which have been filed with the SEC. This prospectus supplement and the accompanying Prospectus do not contain all of the information set forth in the registration statements and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus supplement and the accompanying Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statements. For further information about us and the common stock offered by this prospectus supplement and the accompanying Prospectus we refer you to the registration statements and the exhibits and schedules which may be obtained as described above.

The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying Prospectus. Information in the accompanying Prospectus supersedes information incorporated by reference that we filed with the SEC before the date of the accompanying Prospectus, and information in this prospectus supplement supersedes information incorporated by reference that we filed with the SEC before the date of the prospectus supplement, while information that we file later with the SEC will automatically update and supersede prior information.